Exhibit 99.6

Almaden President’s Letter to the Shareholders 2015	May 30, 2016

Dear Shareholders,

It has been another eventful year in the development of the Ixtaca deposit which is now the sole focus of Almaden since the spinout of Almadex in 2015. In October of 2015 we made one of the most significant announcements yet pertaining to the development of Ixtaca, the signing of an option to purchase agreement for the Rock Creek processing plant in Alaska.

This mill only operated for a very short time before being shut down in the wake of the financial crisis of 2008. It uniquely fits our ramp-up development plan for Ixtaca and reduces the initial capital cost to US$100 MM. Combined with a more focussed and higher grade mine plan, the deposit shows a 30% IRR and a US$166 MM NPV after tax at $1150 gold and $16 silver all the while producing on average 108,000 ounces AuEq per year (using a 72:1 silver:gold ratio) for approximately 13 years, as shown in our updated PEA which was first announced in December. That is an extraordinary value proposition, especially when you consider that exploration surrounding the Ixtaca deposit has been very limited to date, and the deposit itself is located in an excellent jurisdiction with outstanding existing infrastructure, being only 20 kilometers from an industrial manufacturing park and accessed by paved road.

Over the coming year, with our external consulting engineers and our Ixtaca site team, we will continue driving forward on the path of de-risking the project. The focus will be completing the Pre-Feasibility study built around the Rock Creek processing facility in parallel with mine permitting preparations lead by our world class Ixtaca community relations, public consultation and environmental permitting team. It will be a very eventful year and we look forward to reporting our progress.

Your President,

(signed) Morgan Poliquin

MORGAN POLIQUIN
President, Chief Executive Officer and Director